                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of December, 2017, the Absolute Strategies Fund acquired control due to ownership of greater than 25% of the Absolute Convertible Arbitrage Fund (the "Fund") outstanding shares. The Absolute Strategies Fund owned 49.48% of the Fund and thus controlled the Fund as of that date.